Exhibit 10

GROWN ROGUE INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED OCTOBER 31, 2022

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This Management Discussion and Analysis (“MD&A”) made as of February 28, 2023, should be read in conjunction with the audited condensed consolidated financial statements of Grown Rogue International Inc. (the “Company”, “Grown Rogue”, (“we”, “our”, or “us”) for the year ended October 31, 2022, and 2021 (the “Reporting Period”), and the related notes thereto (the “Financial Statements”). The Company’s Financial Statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”) GRU Properties, LLC (“GRU Properties”), GRIP, LLC (“GRIP”), and Grown Rogue Distribution, LLC (“GR Distribution”); as well as GR Unlimited’s 87% interest in GR Michigan, LLC (“GR Michigan”), and GR Unlimited’s 60% interest in Idalia, LLC; and Canopy Management, LLC (“Canopy”), a company controlled by the Company’s CEO, in which the Company did not have an ownership interest as at October 31, 2022, and which owns 60% of Golden Harvests, LLC (“Golden Harvests”). On January 31, 2023, The Company announced that it had exercised its option to obtain 87% of the membership units of Canopy (through GR Unlimited). Grown Rogue’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted. The use of “CAD$” refers to Canadian dollars.

The Company’s comparative information included in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of the Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded, including the timing thereof; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements.

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There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A under “Risk Factors” and in section 17 of the Company’s Listing Statement dated November 15, 2018, which can be found under the Company’s profile on www.sedar.com.

Description of Business

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company producing high quality and consistent flower that allows consumers to enhance life experiences. Grown Rogue is a mid-premium brand that classifies our products based on “Mind, Body & Mood” effects which resonate with consumers from the so-called canna-curious through the canna-serious. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. We are focused on high quality, low-cost production of flower and flower-based products. Flower continues to be the leading product category in most states as compared to other categories such as edibles, vape cartridges, or concentrates. With our best-in-class production methods, low-cost cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue has positioned itself as a leading flower producer in the cannabis sector.

Grown Rogue is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates four cultivation facilities in Oregon, comprising approximately 130,000 square feet of cultivation area, that currently service the Oregon recreational marijuana market: “Foothill” (sungrown, license transferred from the former “Manzanita Glen” location), “Trail’s End” (sungrown), and two state-of-the-art indoor facilities (“Rossanley” and “Airport”). GR Gardens currently holds four producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), two wholesaler licenses, and two processor licenses. Subsequent to October 31, 2022, we executed a 2-year lease and option to purchase an outdoor facility in Oregon called “Ross Lane,” that includes 35 acres, 3 tax lots and an additional OLCC producer license. Our current plan is to produce with the newly acquired license during 2023 and ultimately transfer the Trail’s End license in 2024 to consolidate outdoor production at Ross Lane.

Grown Rogue’s Oregon business is headquartered in the world-renowned Emerald Triangle, which is known world-wide for the quality of its cannabis. The Emerald Triangle includes the southern part of Oregon and northern part of California.

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The company capitalizes on this ideal outdoor growing environment to produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year per farm, which is planted in June and harvested in October.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. Foothill, Trail’s End and Ross Lane are outdoor farms with 40,000 square feet of flowering canopy each, for a total of 120,000 square feet, sitting on a combined land package of approximately 135 acres. Currently, we do not plan on growing at the Trail’s End property in 2023 and will be transferring that license to Ross Lane for production in 2024.

Rossanley, an approximately 17,000 square-foot indoor facility, produces high-quality indoor flower through controlled environment agriculture (“CEA”) operations. By carefully controlling temperature, humidity, carbon dioxide levels, and other criteria, we produce a year-round supply of high-quality cannabis flower with multiple harvests per month. Rossanley has eight dedicated flower rooms, which allows for an average of nearly four harvests per month resulting in approximately 3,600 pounds annually.

Airport is a 30,000 square foot indoor growing facility purchased from High Street Capital Partners, LLC (“HSCP”). Under an agreement with HSCP, we acquired substantially all of the assets of Airport from HSCP for aggregate total consideration of $2,000,000. The transaction closed on April 14, 2022. Airport added 30,000 square feet of CEA indoor production space and we estimate production of nearly 6,800 pounds, of high quality indoor whole flower, from this facility in calendar year 2023. Airport is a short distance from Rossanley, which is a benefit to operating efficiency, and it is equipped with state-of-the-art equipment which facilitates the implementation of best practices developed at Rossanley.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, will range between 15,000 and 18,000 pounds, depending upon various factors including sungrown growing conditions and strain performance.

Michigan

In February 2020, Grown Rogue, through its subsidiary GR Michigan, signed an Option to Purchase Agreement (the “Option Agreement”) to acquire a 60% controlling interest in Golden Harvests. Golden Harvests is a Michigan-based, fully licensed and operating cultivation company located in Bay City, Michigan. Golden Harvests has an approximately 80,000 square foot facility of which approximately 55,000 square feet is operational. During the year ended October 31, 2021, GR Michigan terminated the Option Agreement. Simultaneously with the termination of the Option Agreement, a new entity, Canopy Management, LLC (“Canopy”), a company controlled by the Company’s CEO, Mr. Strickler, signed an option agreement to purchase Golden Harvests under similar terms as the Option Agreement (the “New Option”), which was exercised in May 2021. Canopy was majority owned by GRIN’s CEO, who has a fiduciary responsibility to the Company and was prohibited from omitting or taking certain actions relating to Canopy where to do so would have been contrary to the economic benefits which the Company expected to derive from the acquisition of Golden Harvests. Canopy had already been approved by the State of Michigan for licensing and this facilitated the Company’s ability to accelerate its option exercise to obtain a 60% interest in Golden Harvests. The Company has (subsequent to October 31, 2022) acquired 87% of Canopy’s membership interests from Mr. Strickler’s membership interest, and as such has identical economic rights as the Company originally had in the Option Agreement. After these transactions and agreements, we own an 87% membership interest in Canopy, and Canopy owns a controlling 60% interest in Golden Harvests.

Golden Harvests added approximately $1.1 million in fixed assets in 2022 and harvested approximately 7,800 pounds, including production from five additional flower rooms in 2022 as compared to 2021. Anticipated 2023 production is approximately 10,800 pounds, reflecting the annualization of rooms built in 2022.

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Product

Grown Rogue produces a range of cultivars for consumers to enjoy, which are traditionally classified as indicas, sativas, and hybrids. Grown Rogue has a mix of “core” and “limited” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in Oregon, which is one of the most competitive cannabis production environments in the world, including the prestigious Growers Cup competition on two occasions. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category. In addition, we believe we achieved an outdoor production potency record in the state of Oregon, when its Monkey Train cultivar tested at a THC potency of 35.13%. Consumers can enjoy bulk flower in both Oregon and Michigan. In the Michigan market we also offer our innovative nitrogen sealed 3.5 gram flower jars, our patented nitrogen sealed pre-rolls, 3.5 gram flower bags, and regularly packaged pre-rolls.

Genetics

We are committed to developing unique, proprietary genetics as long-term genetic diversity will be a major factor in establishing brand differentiation with consumers. We have allocated research and development space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will delight consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for our flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. We continue to focus on bringing new unique genetics to bring a steady flow of innovative flower and flower products to market. Currently we carry more than 50 unique cultivars in our genetic library and we continue to develop our portfolio as we trial new genetics.

Distribution and Sales

Grown Rogue uses a multi-channel distribution strategy that includes direct-to-retail delivery and third-party delivery (Michigan regulations mandate independent third-party delivery); wholesalers, who have their own distribution channels; and processors, who utilize Grown Rogue products (e.g., trim) to create retail-ready products. Regarding the direct-to-retail channel, Grown Rogue’s sales team works closely with dispensary owners and intake managers to provide consistent product, competitive prices, and personalized service using sales techniques from other industries such as pharmaceutical and liquor. Grown Rogue’s goal is to establish and maintain the client relationship as we continue to expand our footprint in the states in which we operate.

Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured and packaged so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Based upon information from MarketScape, which is part of the sales analytics tool utilized by Leaflink, which handles all of our sales and invoicing, we are the largest producer in Oregon and a top ten producer in Michigan.

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Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as “sativa” or “indica”.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as “Relax,” describing a product, Grown Rogue has six words across three categories, which is easy to understand, but much more informative.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rogue aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive, interactive website (including mobile). The website has been search-engine optimized and includes calls to action that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

We strategically leverage digital advertising, primarily on industry sites such as Leafly and Weedmaps, and have selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity is defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue attracts existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has three registered U.S. trademarks:

1.	Grown Rogue was filed on September 22, 2017, and registered on August 7, 2018 under Registration No. 5537240.

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2.	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration No. 5537260.

3.	Sizzleberry was filed on September 29, 2017, and registered on August 7, 2018, under Registration No. 5537259.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018, with the United States Patent and Trademark Office (“USPTO”). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have contacted us to request licensing information on this technology. We have introduced nitrogen sealed jars and pre-rolls in Michigan and plan on launching them as we enter additional new markets and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in our operations. We maintain the highest standards of environmental stewardship in cultivation. This includes sustainable water sources with optimization of reclamation and recapture from runoff and recycling of water input. We use only natural and sustainable products in all applications, including nutrients and integrated pest management. We maintain the highest level of sustainable cannabis practices through our focus on sustainable and natural cultivation methods. Grown Rogue hires and pays living wage to its team members and is very involved in each of the communities where it operates.

Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon and Michigan into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, high-quality and low-cost production, understanding consumer purchasing preferences, and product innovation. This platform places Grown Rogue in a superior position to capitalize on new markets compared to our competitors. Oregon is arguably the most competitive cannabis market in the world, and we have excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly-legalized cannabis markets.

The expansion into Airport (see “Description of the Business – Oregon”) and acquisition by Canopy of a 60% interest in Golden Harvests (see “Description of the Business – Michigan”) represent execution of management’s strategy of growth through high quality, low-cost flower production. As other growth opportunities arise under favorable financial terms, management can activate known and repeatable systems into new assets.

We believe that the future of the cannabis industry is in branded products and that the leading brands are being developed on the west coast, which is well known for high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale we view as optimal to maximize profits. Over the next 12 months, we are focused on furthering our footprints and flower market shares in Oregon and Michigan markets, continuing to add new products to our portfolio, and exploring strategic opportunities in new states.

With the recent shift in political landscape, we have also begun analyzing the potential for federal de-regulation and the subsequent ability to export cannabis products across state lines. We believe Oregon will be a large export state. Being located in the Emerald Triangle provides a unique product differentiator due to the ability to produce high quality and low cost sungrown flower due to the environmental conditions that occur naturally in Southern Oregon. Our strategy to take advantage of what is projected to be a multi-billion dollar export business is developing, and we are excited to begin implementation of this business plan over the coming years.

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Going Concern

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or generating positive cash flow from operations.

Selected Annual Information

The following selected financial data for each of the three completed financial years are derived from the audited annual financial statements of the Company.

Years ended October 31,	2022 ($)	2021 ($)	2020($)
Total revenue	17,757,283	9,378,673	4,239,604
Profit (loss) from operations	957,149	701,576	(1,574,679)
Net income (loss)	419,951	(1,014,747)	(2,356,488)
Net loss per share, basic and diluted	0.00	(0.02)	(0.03)
Comprehensive income (loss)	400,716	(1,092,928)	(2,490,605)
Comprehensive loss per share, basic & diluted	0.00	(0.02)	(0.03)
Total assets	16,370,582	14,207,700	3,764,418
Total non-current liabilities	2,114,978	3,224,677	2,910,333
Cash dividends	Nil	Nil	Nil

Results of Operations

Selected financial results of operations for the three and nine months ended October 31, 2022, and 2021, are summarized below:

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance %
Revenue	17,757,283	9,378,673	8,378,610	89%
Cost of goods sold, excluding fair value adjustments	(9,227,439)	(4,151,970)	(5,075,469)	122%
Gross profit before fair value adjustments	8,529,844	5,226,703	3,303,141	63%
Net income (loss)	419,951	(1,014,747)	1,434,698	-

Significant items contributing to the generation of net income for the years ended October 31, 2022, and 2021 are summarized in the table below.

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Years ended October 31,	2022 ($)	2021 ($)	Variance $	Variance %
Total revenues	17,757,283	9,378,673	8,378,610	89%
Cost of goods sold, excluding fair value items	9,227,439	4,151,970	5,075,469	122%
Realized fair value amounts in inventory sold	3,685,338	950,461	2,734,877	288%
Unrealized fair value gain on growth of biological assets	3,278,572	1,824,226	1,454,346	80%
Accretion expense	491,781	949,811	(458,030)	(48%)
General and administrative expenses	5,852,236	3,983,250	1,868,986	47%
Share-based compensation	70,996	280,819	(209,823)	(75%)
Interest expense	402,239	197,632	204,607	104%
Amortization of property and equipment	750,916	180,015	570,901	317%
Gain on debt settlement	453,858	141,180	312,678	221%
Unrealized loss on derivative liability	-	1,258,996	(1,258,996)	-
Unrealized gain (loss) on marketable securities	333,777	35,902	297,875	829%

More detailed analysis of the components of results of operations are described in the following sections.

Revenues

Revenues – years ended October 31, 2022 and 2021

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance (%)
Revenue from third-party products	695	1,636	(941)	(58%)
Revenue from Grown Rogue production	17,756,588	9,032,982	8,723,606	97%
Revenue from management services	-	344,055	(344,055)	(100%)
Total revenue	17,757,283	9,378,673	8,378,610	89%

The following table summarizes revenues from Grown Rogue production for year ended October 31, 2022, and 2021:

Years ended October 31,	2022 ($)	2021 ($)	Variance ($)	Variance (%)
Indoor	15,678,541	6,713,851	8,964,690	134%
Outdoor	733,212	1,266,508	(533,296)	(42%)
Pre-rolls	327,775	-	327,775	-
Trim & other	1,017,060	1,052,623	(35,563)	(3%)
Revenue from Grown Rogue production	17,756,588	9,032,982	8,723,606	97%

Revenues during the year ended October 31, 2022, were higher than the comparative period in 2021, due primarily to the consolidation of $8.9 million Golden Harvests revenues for the full fiscal year of 2022, versus $3.9 million in Golden Harvests revenues for the six months ended October 31, 2021, as the Company acquired a 60% interest at the beginning of our third fiscal quarter of 2021. As detailed further below, we sold more pounds in 2022 than 2021, at lower average selling prices (“ASP”).

The following tables summarize pounds sold and average selling prices.

Years ended October 31,	2022 Pounds sold	2021 pounds sold	Pounds variance	2022 ASP ($)	2021 ASP ($)	ASP variance
Indoor flower	18,325	5,212	13,113	856	1,288	(432)
Outdoor flower	2,828	1,956	872	259	647	(388)
Pre-rolls	187	-	187	1,754	-	-
Total	21,340	7,168	14,172	784	1,113	(329)

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Costs of goods and services sold

Years ended October 31,	2022 ($)	2021 ($)	Change ($)	Change (%)
Cost of finished cannabis inventory sold	9,227,439	3,997,617	5,229,822	131%
Costs of service revenues	-	154,353	(154,353)	(100%)
Costs of goods sold, excl. fair value items	9,227,439	4,151,970	5,075,469	122%

Cost of finished cannabis inventory sold during the year ended October 31, 2022, increased by 131% from the year ended October 31, 2021, while revenues for the same periods increased 97%, reflecting the mix of operational and scale efficiencies, sales prices which declined during the course of 2022, and increased volume of pounds sold.

Net income and loss

Share-based compensation

During the year ended October 31, 2022, we granted, or committed to grant, common shares and stock options as compensation to employees and service providers. The common shares issuances and stock options (measured at fair value using the Black-Scholes pricing model) resulted in total expense recognition of $61,680 during the year ended October 31, 2022 (2021 - $280,819).

General and administrative expenses

Years ended October 31,	2022 ($)	2021 ($)	Change ($)	Change (%)
Office, banking, travel, and overheads	1,929,384	1,185,275	744,109	63%
Professional services	456,532	767,050	(310,518)	(40%)
Salaries and benefits	3,466,320	2,030,925	1,435,395	71%
General and administrative expenses	5,852,236	3,983,250	1,868,986	47%

Increased general and administrative costs during the years ended October 31, 2022, were primarily due to the consolidation of $1.3 million in general and administrative costs of Golden Harvests for the full year of 2022, versus six months of 2021. Other increases were in part to an increase in total overheads, from growth in facility sizes and number of facilities, and of which a portion of which is attributed to administration. The increases are also due in part to additional staffing required to support expansion and growth, which demanded increases in management expertise in operations and corporate positions, as well as an increased utilization of professional services to support various transactions and costs of regulatory compliance and public disclosure executed during the year ended October 31, 2021 and 2022.

Interest and interest accretion expense

Years ended October 31,	2022 ($)	2021 ($)	Change ($)	Change (%)
Interest and accretion expense	894,020	1,147,443	(253,423)	(22%)

Interest and accretion expenses reflect the decrease in accretion as debt progresses towards maturity dates, offset in part by interest paid on recent lease additions.

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Segment reporting

We operate in the states of Oregon and Michigan in the United States. The following tables summarize performance by state segment for year ended October 31, 2022.

Geographical segments	Oregon	Michigan	Corporate	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at October 31, 2022	4,719,260	3,741,309	-	8,460,569
As at October 31, 2021	3,912,430	2,979,492	-	6,891,922

Year ended October 31, 2022:
Net revenue	8,852,104	8,905,179	-	17,757,283
Gross profit	3,039,159	5,083,919	-	8,123,078
Gross profit before fair value adjustments	3,089,302	5,440,542	-	8,529,844

Year ended October 31, 2021:
Net revenue	5,152,286	3,882,332	344,055	9,378,673
Gross profit	2,325,304	3,585,462	189,702	6,100,468
Gross profit before fair value adjustments	-	-	-	-

The year ended October 31, 2022, reflects the contribution of gross profit from Golden Harvests’ operations in Michigan, as well as improved margins in Oregon, as compared to the year ended October 31, 2021, which includes the consolidation of Golden Harvests for the six months ended October 31, 2021.

Summary of Quarterly Results

The following table sets out selected quarterly results of the Company for the eight quarters ended on or before October 31, 2022. The information contained herein is drawn from the interim financial statements of the Company for each of the aforementioned eight quarters. The trend in revenues reflects the consolidation of Golden Harvests, following our acquisition of a 60% controlling interest, and its $3.9 million in revenues for the six months ended October 31, 2021, and its $8.9 million in revenues for the year ended October 31, 2022. Revenues in any period are subject to market sales pricing, which historically has fluctuated significantly. Management has observed that pricing and sales volumes tend to be lower seasonally during winter months, in the Company’s first fiscal quarter, although we do not have high confidence that this will persist. Net losses shifted to net income in Q3 2021, the quarter in which we acquired a 60% interest in Golden Harvests. Net income and loss include the impact of significant non-cash expenses, such as losses on the fair valuation of derivative liabilities, marketable securities, share-based payments, and interest accretion. Expenses contributing to net loss do not have significant seasonal trends, except for costs of sales, which follow trends in revenues.

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	2022	2022	2022	2022
Fiscal Year Quarter ended	Oct	Jul	Apr	Jan
Revenue ($)	5,072,635	4,251,808	4,700,127	3,732,713
Net income ($)	(451,630)	571,406	144,734	155,441
Net income/share, basic & diluted	0.00	0.00	0.01	0.00

	2021	2021	2021	2021
Fiscal Year Quarter ended	Oct	Jul	Apr	Jan
Revenue ($)	3,760,075	3,028,991	1,538,422	1,051,185
Net income (loss) ($)	1,102,542	240,294	(1,442,518)	(915,065)
Net income (loss)/share, basic & diluted	0.00	0.00	(0.01)	(0.01)

Liquidity

Our ability to generate cash in the short term is based upon sales from production and financing proceeds, and in the long term is based upon sales from production, including production from investments in production increases, or from growth by business acquisitions, or a combination thereof. Investments to increase production or acquire business may require further financing. The Company generates operating cash flows from sales of cannabis products which generate margin that contribute to coverage of other operating costs. We have generated net income for the five recent quarters preceding the three months ended October 31, 2022, and expect to resume generating net income consistently. We have raised financing historically through debt and equity, which has been and will be invested in the business in order to improve production yields and increase total productive capacity, as well as cover operating costs. We raised gross proceeds of $1.4 million during the year ended October 31, 2022 (2021 - approximately $6.56 million).

We are typically able to sell finished goods shortly after inventory reaches its final state, and sales are primarily made on cash-on-delivery terms, or with short net terms. Our ability to fund operations, to plan capital expenditures, and to plan acquisitions, depends on future operating performance and cash flows and the availability of capital by way of debt or equity investment in the Company, which are subject to prevailing economic conditions and financial, business, and other factors, some of which are beyond the Company’s control.

Cash flows

The following table summarizes certain cash flow items for the years ended October 31, 2022, and 2021.

Years ended October 31,	2022 ($)	2021($)
Net income (loss)	419,951	(1,014,747)
Net cash provided by (used in) operating activities	2,004,175	(238,461)
Net cash used in investing activities	(1,113,283)	(2,727,008)
Net cash provided by (used in) financing activities	(422,541)	3,861,714
Net increase in cash and cash equivalents	468,351	896,245
Effect of currency translation	918	7,233
Cash and cash equivalents, beginning	1,114,033	217,788
Cash and cash equivalents, ending	1,582,384	1,114,033

Operating activities

During the year ended October 31, 2022, cash provided by operating activities was $2,004,175 (2021 – cash used by operations of $238,461). This number was derived by adding back non-cash items to net loss, including the following significant adjustments:

Pg 11 of 34

●	$750,916 (2021 - $180,015) in amortization of property & equipment;

●	$1,102,688 (2021 - $733,655) from depreciation expensed in costs of finished inventory sold;

●	Deduction of $3,278,572 (2021 – $1,824,226) from the unrealized change in fair value of biological assets;

●	$3,685,338 (2021 - $950,461) for changes in fair value in inventory sold;

●	$117,913 (2021 - $413,798) in share-based compensation and stock option vesting expense, including expense for option grants under our stock option plan implemented during 2020, as well as shares issued directly as compensation for employees, directors, and service providers;

●	$491,781 (2021 - $949,811) in accretion of interest expense on debt and convertible debentures outstanding;

●	$455,674 (2021 - $Nil) gain on debt settlement, almost entirely attributed to the exchange of our investment in PBIC to settle debt owed to PBIC; and

●	$333,777 (2021 – $35,902) from the unrealized loss on our investment in Plant Based Investment Corp. (“PBIC”) shares, measured at PBIC’s publicly quoted share price.

Changes in non-cash working capital are summarized in the following table.

Years ended October 31,	2022 ($)	2021($)
Accounts receivable	(904,711)	(412,060)
Inventory & biological assets	(94,595)	(1,359,567)
Prepaid expenses and other assets	5,267	(196,261)
Accounts payable and accrued liabilities	(124,334)	(294,846)
Interest payable	(13,750)	4,383
Income tax payable	56,401	137,131
Deferred rent	-	(10,494)
Unearned revenue	(95,389)	-
Total	(1,171,111)	(2,131,714)

Changes in accounts receivable are due to the timing and collection of sales. Changes in inventory & biological assets reflect increases due to increased productive capacity, as well as the timing of harvests, the timing of the completion growth cycles, and the timing of sales of finished inventory. Changes in liabilities, including accounts payable and accrued liabilities reflect the use of credit terms and cash flow management based upon ongoing liquidity management.

Investing activities

During years ended October 31, 2022, we added $4,000,874 (2021 - $5,824,256) to property and equipment, including non-cash right-of-use asset additions. We expended cash flows of $1,111,283 (2021 - $2,047,136) for property and equipment additions, driven by the expansion of our indoor grow facility in Michigan.

Financing activities

Net cash used from financing activities during the year ended October 31, 2022, were $422,541 (2021 – net cash provided of $3,861,714). Significant financing activities included the following:

●	Debt proceeds of $100,000 borrowed for general corporate uses;

●	$1,300,000 raised through a private placement of common shares;

●	Repayments of $1,089,738 of lease principal; and

●	Repayments of $732,803 of long-term debt.

Pg 12 of 34

Financing activities during the comparable year ended October 31, 2021, included the following:

●	Equity issuance by a subsidiary of $475,000, to advance the acquisition of Airport;

●	Debt proceeds of $150,000 borrowed to expand Rossanley productive capacity;

●	Debt proceeds of $375,000 borrowed to advance the acquisition of Airport;

●	Debt proceeds of $600,000 borrowed for general corporate uses;

●	$1,225,000 raised through a private placement of common shares and warrants;

●	$3,738,564 raised through a brokered private placement;

●	Payment of equity and debenture issuance costs of $500,870;

●	Repayments of $1,312,722 as part of full retirement of convertible debentures;

●	Repayments of $380,543 of lease principal; and

●	Repayments of $507,715 of long-term debt.

Trends and expected fluctuations in liquidity

	October 31, 2022 ($)	October 31, 2021 ($)	Variance ($)	Variance (%)
Current assets	7,910,013	6,705,686	1,204,327	18%
Current liabilities	(5,315,904)	(3,862,460)	(1,453,444)	38%
Working capital	2,594,109	2,843,226	(249,117)	(9%)

Working capital varied from October 31, 2021, to October 31, 2022, due to the offsetting impacts of cash generated from operations, outlay of cash for fixed asset investments, debt service, and debt and equity financings (described above), which provided gross cash proceeds of $1.4 million. Cash generated from operations was used to invest in productive capacity and service debt; cash not used for these purposes remains available as part of working capital and for deployment in future business opportunities.

We expect significant ongoing fluctuations in working capital over time, as we are in the early stages of growth. We have historically raised debt with principal due on maturity, and accordingly, we expect significant one-time payments as debt matures, as opposed to smooth cash outflows over time. We have historically been able to meet commitments, modify debt maturities, and raise new financing as required to respond to changes in our liquidity position, although there is no guarantee we will be able to do so in the future. We are exposed to market pricing for cannabis products, which materially impacts our liquidity and is out of our control. The market for cannabis products, including flower, which is our primary product, is relatively immature, having recently become legal to buy and sell in certain markets. We have observed some indications of seasonality, and in addition, we have observed that market conditions can change rapidly without apparent explanations or analyzable causes. We cannot control whether we will be able to raise financing when required or sell cannabis products at profitable prices in the future; however, part of our strategy is to produce flower at sustainable gross margins over a growing productive base, which, holding other factors constant, is expected to result in improved net loss or net income, as well as net cash flows.

Commitments and obligations

Set out below are undiscounted minimum future lease payments after October 31, 2022.

Total future minimum lease payments ($)
Less than one year	1,201,966
Between one and five years	1,448,524
Total	2,650,490

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The Company has four lease contracts with extension options remaining after October 31, 2022, which were negotiated by management to provide flexibility in managing business needs. Set out below are the undiscounted potential rental payments related to periods following the date of exercise options that are not included in the lease term:

	Within five years	More than five years
Extension options available to be exercised	$1,758,239	$5,191,881

The contractual maturities of the Company’s accounts payable and accrued liabilities, debt, leases, and unearned revenue occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	1,821,875	-	-
Lease liabilities	1,025,373	969,344	306,412
Debt	1,769,600	839,222	-
Business acquisition consideration payable	360,000	-	-
Interest payable	-	-	-
Unearned revenue	28,024
Income tax	311,032	-	-
Total	5,315,904	1,808,566	306,412

Other liquidity items

On June 20, 2022, the Company announced the settlement of the unsecured promissory note payable to PBIC entered into on September 9, 2021, and which had a principal balance owing of $700,000 (the “PBIC Note”). The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (the “PBIC Shares), to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The PBIC Note automatically terminated upon receipt by the Creditor of the PBIC Shares.

Capital Resources

Debt financing

Promissory note with principal of $700,000 - issuance and settlement

On September 9, 2021, the Company entered into an unsecured promissory note agreement with PBIC, a related party, in the amount of $800,000 which was to be fully advanced by September 30, 2021 (the “PBIC Note”). During year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s sun-grown A-flower 2021 harvest (the “Harvest”), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

Pg 14 of 34

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000 PBIC Note. The Company agreed to transfer its ownership in PBIC, comprised of 2,362,204 common shares in PBIC (the “PBIC Shares”), to 2766923 Ontario Inc. (the “Creditor”), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

Note payable to HSCP for Airport Asset Acquisition with principal amount of $1,250,000

On April 14, 2022, the Company closed the acquisition of an indoor facility with HSCP, LLC, a subsidiary of Acreage Holdings Inc. As a result of the acquisition, a promissory note payable of $1,250,000 was issued which is due on May 1, 2023 (see Description of Business – Oregon). On August 1, 2022, the payment terms of the Secured Promissory Note between Grown Rogue Distribution, LLC and HSCP Oregon, LLC, was amended. The amendment describes that the Secured Promissory Note will be fully settled by two principal amounts of $500,000 (the “First Principal Payment”) and $750,000 which will now be due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

Equity financing

Non-brokered private placement of common shares raising $1,300,000

On December 9, 2021, the Company closed a non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000 (CAD$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

Trends and expected fluctuations in capital resources

We expended net cash flows from financing of approximately $423,000 during the year ended October 31, 2022, (2021 – $3.9 million), resulting from net proceeds from equity and debt raises of financing of $1.4 million, less debt, debenture, & lease principal repayments of $1.8 million.

Proceeds of $100,000 were raised from debt issuances during the year ended October 31, 2022, (2021 - $1,125,000), and gross proceeds of $1,300,000 were raised from equity issuances and subscriptions (2021 - $5,438,564).

Financing activities have been critical to our ability to continue operating, and significant portions of our financing have historically been raised from key management personnel. These individuals have not provided assurance that they will provide additional financing if we require financing but are unable to raise such financing from third parties; this highlights the importance of management’s strategy of scaling operations. Our business strategy contemplates growing cash flows from operations, which may contribute to reinvestment and growth; however, further financing may be required or utilized based upon our future capital position and future business opportunities.

Pg 15 of 34

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

Transactions with key management and directors

During the year ended October 31, 2022, the Company completed the following related party transactions:

Through its wholly owned subsidiary, GRU Properties, LLC, the Company leased a property located in Trail, Oregon (“Trail”) owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 were incurred for year ended October 31, 2022 (2021 – 73,000). The lease liability balance for Trail at October 31, 2022, was $193,312 (October 31, 2021 - $242,228).

During the year ended October 31, 2021, the Company leased a property which is beneficially owned by the CEO and is located in Medford, Oregon (“Lars”) with a term through June 30, 2026. Lease charges for Lars of $184,500 (2021 - $60,000) were incurred for the year ended October 31, 2022. The lease liability for Lars at October 31, 2022, was $607,900 (October 31, 2021 - $727,885).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $14,686 at October 31, 2022 (October 31, 2021 - $33,260). Lease payments of $28,871 were made against the equipment leases during the year ended October 31, 2022 (2021 - $17,802).

Leases liabilities payable to the CEO were $810,645 in aggregate at October 31, 2022 (October 31, 2021 - $1,003,373).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $305 during the year ended October 31, 2022 (2021 - $18,215).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares on December 9, 2021. During the year ended October 31, 2021, the Company settled $162,899 in long-term accrued liabilities due to the CEO by way of a payment of $62,899 and $100,000 attributed to the CEO’s subscription to a non-brokered private placement on February 5, 2021.

The Company incurred expenses of $60,000 (2021 - $58,020) for services provided by the spouse of the CEO, who is employed as our Community Relations manager. At October 31, 2022, accounts and accrued liabilities payable to this individual were $1,154 (October 31, 2021 - $1,154).

Key management personnel consists of the President and CEO; the Senior Vice President of Grown Rogue Unlimited, LLC; the former Chief Operating Officer (“COO”)*; and the CFO of the Company. The compensation to key management is presented in the following table:

Years ended October 31,	2022	2021
Salaries and consulting fees	$638,067	$875,058
Share-based compensation	13,043	70,040
Stock option expense	6,536	64,436
Total	$657,646	$1,009,534

*	COO was appointed subsequent to April 30, 2021 and was paid & compensated prior to appointment; compensation for year ended October 31, 2021, is included in the table above for comparability to past & ongoing expenses. COO’s final date of employment was December 27, 2021.

Pg 16 of 34

Stock options granted to key management personnel and close family members of key management personnel include the following options, granted during the year ended October 31, 2021: 500,000 options were granted to the COO, which expired following the COO’s resignation. During the year ended October 31, 2020: 750,000 options to the CFO of GR Unlimited; 750,000 options to the CMO; and 250,000 options to the CFO (CFO was Chief Accounting Officer at date of grant).

Compensation to directors during the year ended October 31, 2022, was $18,000, as well as compensation in shares comprised of 273,750 shares with a fair value of $20,562 (2021 – fees of $18,000 and common share issuances of 100,908 common shares with a fair value of $58,751).

Accounts payable, accrued liabilities, and lease liabilities due to key management at October 31, 2022, totaled $947,233 (October 31, 2021 $1,199,826).

Debt balances and movements with key management and directors

The following table sets out the movements and balances of debt with related parties during year ended October 31, 2022, and the year ended October 31, 2021. Borrowings from related parties were executed at times because we could identify very limited other sources of financing. The borrowing from the COO was transacted to accelerate expansion of an indoor growing facility at a competitive rate of interest. The borrowings from other than the COO in the table below were transacted to accelerate construction and production in Michigan. The names of the related parties, by designation, are as follows: CEO – Obie Strickler; Senior VP of GR Unlimited LLC – Adam August; Directors – Abhilash Patel; and former COO – Thomas Fortner.

	CEO	Senior VP - GR Unlimited LLC	Director	COO	Total
	$	$	$	$	$
Balance - October 31, 2020	61,493	122,987	184,480	-	368,960
Borrowed	-	-	-	150,000	150,000
Interest	37,589	75,178	112,767	13,750	239,284
Payments	(33,543)	(67,087)	(100,630)	-	(201,260)
Balance - October 31, 2021	65,539	131,078	196,617	163,750	556,984
Borrowed	-	-	-	-	-
Interest	24,621	49,242	73,863	1,250	148,976
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(425,154)
Balance – October 31, 2022	46,799	93,603	140,404	-	280,806

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, CFO of GR Unlimited LLC, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan LLC, respectively; third parties obtained 4% as part of the consideration for loaned funds, representing a 13% non-controlling interest in GR Michigan. Concurrent with execution of the New Option, these parties, except the CEO, obtained the same interests in Canopy, and the CEO obtained a 92.5% interest in Canopy. Subsequent to October 31, 2022, the Company obtained 87% of Canopy membership units from the CEO.

Pg 17 of 34

Other Selected Financial Information

EBITDA and Adjusted EBITDA (non-IFRS measures)

The Company’s “Adjusted EBITDA,” or “aEBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. Adjusted EBITDA is intended to provide a proxy for our operating cash flow before changes in non-cash working capital (“CNCWC”), which was $3,175,286 for the year ended October 31, 2022 (2021 - $1,893,253). The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance, as it allows analysts to compare us to our competitors and derive expectations of our future performance. Adjusted EBITDA increases comparability between comparative companies by adjusting for variability resulting from differences in capital structures, resource allocations and investments, the impact of fair value adjustments on biological assets and inventory and financial statements, which may be volatile and fluctuate significantly from period to period.

	Year ended
	October 31,
Adjusted EBITDA Reconciliation	2022 ($)	2021($)
Net income (loss), as reported	419,951	(1,014,747)
Add back realized fair value amounts included in inventory sold	3,685,338	950,461
Deduct unrealized fair value gain on growth of biological assets	(3,278,572)	(1,824,226)
Add back amortization of property & equipment included in cost of sales	1,102,688	733,655
	1,929,405	(1,154,857)
Add back interest and interest accretion expense, as reported	894,020	1,147,443
Add back amortization of intangible assets, as reported	-	4,997
Add back amortization of property and equipment, as reported	750,916	180,015
Add back share-based compensation	117,913	413,798
Add back unrealized loss on marketable securities, as reported	333,777	35,902
Add back unrealized loss on derivative liability, as reported	-	1,258,996
Add back unrealized foreign exchange loss	-	22,927
Add back loss on settlement of non-controlling interest	-	189,816
Add back income tax expense	245,358	150,543
EBITDA	4,271,389	2,249,580
Performance incentive bonus payment [1]	179,685	-
Severance and inactive employee compensation [2]	61,077	-
Business development incentive bonus [3]	153,825	-
Gain on debt settlement for marketable securities [4]	(449,684)	-
Compliance costs [5]	98,139	-
Costs associated with acquisition of Golden Harvests [6]	80,000	-
New production location startup costs [7]	697,120
Adjusted EBITDA	5,091,551	2,249,580

Pg 18 of 34

[1]	During the year October 31, 2022, we made a payment to the minority owner and General Manager of Golden Harvests in recognition of outstanding business performance which was in excess of expected ongoing employment performance bonuses.
[2]	During the year ended October 31, 2022, we made payments to the COO as part of his transition and no longer being a paid member of the Company’s executive team, effectively a severance package.
[3]	During the year ended October 31, 2022, we made payments to the owners of Golden Harvests and Company CEO which were emplaced to incentivize business growth during the startup phase of Golden Harvests. These costs are non-recurring in nature and not reflective of operational efficiency during the quarter. Of the $153,825 payment, $100,000 was beneficially made to the CEO, a related party.
[4]	During the year ended October 31, 2022, we settled a note payable to PBIC by paying our 2,362,204 share ownership in PBIC, which generated a gain on settlement of debt of $449,684 (see Capital Resources – Debt Financing).
[5]	During the year ended October 31, 2022, we incurred $63,587 in costs for professional services pertaining to prior periods as a result of efforts to bring current our disclosures with the Securities & Exchange Commission. Our required disclosures were brought current, and over-the-counter trading resumed in the United States.
[6]	During the year ended October 31, 2022, we incurred $30,000 in costs associated with our acquisition of the Michigan assets. We incurred $20,000 in the same costs during the three months ended April 30, 2022, and did not add these costs to Adjusted EBITDA on our MD&A for that period; these costs have been added back to the Adjusted EBITDA calculation for the year ended October 31, 2022.
[7]	During the year ended October 31, 2022, we incurred $697,120 in non-recurring costs associated with the first year of operations at our Foothill outdoor facility, including product quality and sales prices not reflective of mature operations.

Below we reconcile aEBITDA to cash flows from operations before changes in non-cash working capital, in order to present the efficiency with which aEBITDA is converted into cash flows.

	Year ended
	October 31,
Reconciliation of aEBITDA to cash from operations before CNCWC	2022 ($)	2021($)
aEBITDA	5,091,551	2,249,580
Less: interest expense	(402,239)	(197,632)
Less: Income tax expense	(245,358)	(150,543)
Less: non-cash gain on debt settlement	(455,674)	-
Add back: non-cash loss on asset disposal	6,250	7,542
Impact of foreign exchange	918	(15,694)
Add-backs (deductions) to EBITDA to arrive at aEBITDA:
Performance incentive bonus payment	(179,685)	-
Severance and inactive employee compensation	(61,077)	-
Business development incentive bonus	(153,825)	-
Gain on debt settlement for marketable securities	449,684	-
Compliance costs	(98,139)	-
Costs associated with acquisition of Golden Harvests	(80,000)	-
New production location startup costs	(697,120)
Cash flows from operations before CNCWC, as reported	3,175,286	1,893,253
Cash flows from operations before CNCWC as % of aEBITDA	62%	84%

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During the year ended October 31, 2022, cash flows from operations reflect the significant non-cash deduction for the gain on the settlement of debt owed to PBIC (see “Capital Resources – Debt Financing” above), which occurred during the three months ended July 31, 2022. Adding this gain back to cash flows from operations before CNCWC results in cash flows from operations before CNCWC as a percent of aEBITDA of 71% for the year ended October 31, 2022.

Outstanding Share Data

As of the date of this MD&A, the Company had 170,832,611 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding, exercisable into common shares:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.30	23,162,579	0.01	March 5, 2023
0.44	2,148,117	0.3	June 28, 2023
0.25	6,716,499	2.8	December 2, 2025
$0.30	32,027,195	0.6

As of the date of this MD&A, the Company has the following Agent Warrants outstanding, exercisable into compensation options (“Compensation Options”) for no additional consideration. Each Compensation Option entitles the holder thereof to purchase one unit of the Company (a “Compensation Unit”) at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit is comprised of one common share and one common share purchase warrant of the Company (a “Compensation Warrant”). Each Compensation Warrant shall entitle the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The following table sets out the Agent Warrants issued and outstanding at the date of this MD&A.

Exercise price (CAD$)	Agent Warrants outstanding and exercisable	Remaining contractual life (years)	Expiry date
$0.225	1,241,258	0.01	March 5, 2023

As of the date of this MD&A, the Company has the following stock options outstanding and exercisable into common shares:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,970,000	1,827,500	1.4	July 2024
0.15	200,000	200,000	1.7	November 2024
0.32	1,000,000	675,000	2.2	April 2025
0.16	1,150,000	1,075,000	2.2	May 2025
0.15	85,000	75,000	2.7	November 2025
0.15	400,000	-	3.1	April 2026
0.15	6,400,000	400,000	3.9	January 2027
0.17	11,205,000	4,252,500	3.0

As of the date of this MD&A, the Company has convertible debentures outstanding with an aggregate principal balance of $2,000,000 and accrued interest of approximately $30,000. The debentures mature December 2, 2025. Interest accrues at 9% per annum and is payable on the last business days of March, June, September, and December. Shares issuable upon conversion as of the date of this MD&A are presented in the table below.

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Debenture principal	Accrued interest	USD/CAD exchange rate *	Exercise price (CAD$)	Shares issuable if converted
2,000,000	30,000	1.3573	0.20	13,776,595

*	Most recent exchange rate as published by the Bank of Canada.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible debt instruments, the discount rates used to calculate present values of lease liabilities, the inputs used in the estimate of the fair value of equity based compensation, and the inputs used in the estimate of the fair value of equity instruments.

Newly Adopted Accounting Pronouncements

No new accounting pronouncements were adopted during the year ended October 31, 2022.

Financial Instruments and Other Risk Factors

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

Interest Rate Risk

At October 31, 2022 and October 31, 2021, the Company’s exposure to interest rate risk relates to long term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments

Currency Risk

As at October 31, 2022, the Company had accounts payable and accrued liabilities of CAD$616,345. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

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Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2022	October 31, 2021
	$	$
Cash	1,582,384	1,114,033
Accounts Receivable	1,643,959	739,248
Total	3,226,343	1,853,281

The allowance for doubtful accounts at October 31, 2022 was $264,719 (October 31, 2021 - $48,744).

Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2022, the Company’s working capital accounts were as follows:

	October 31, 2022	October 31, 2021
	$	$
Cash	1,582,384	1,114,033
Current assets excluding cash	6,327,629	5,591,653
Total current assets	7,910,013	6,705,686
Current liabilities	(5,315,904)	(3,862,460)
Working capital	2,594,109	2,843,226

The Company faces risks inherent in an agricultural business.

Cannabis is an agricultural product. There are risks inherent in the agricultural business, such as insects, plant diseases, forest fire and similar agricultural risks. Although some of the Company’s cannabis flower is grown indoors under climate-controlled conditions, with conditions monitored, there can be no assurance that natural elements will not have a material adverse effect on the production of the Company’s products.

COVID-19 Pandemic

The Company’s business, operations and financial condition could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, on March 11, 2020, the World Health Organization declared the outbreak a pandemic and on March 13, 2020, the U.S. declared that the COVID-19 outbreak in the United States constitutes a national emergency. The Company will continue to evaluate the situation with respect to the COVID-19 pandemic as it develops and will implement any such changes to its business as may deemed appropriate to mitigate any potential impacts to its business. Such public health crises can result in volatility and disruptions in the supply and demand for products and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect consumer good prices, interest rates, credit ratings, credit risk and inflation. The risks to the Company of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations impacted by an outbreak, increased labour and fuel costs, regulatory changes, political or economic instabilities or civil unrest. At this point, COVID-19 has not had a significant impact on the Company’s supply chain nor its ability to continue operations and sustain revenues; however, it is possible that COVID-19 may in the future have a material adverse effect on the Company’s business, results of operations and financial condition.

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Fair Values

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the year ended October 31, 2022, there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Subsequent events

Non-brokered private placement of convertible debentures raising $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of convertible debentures (the “Convertible Debentures”) with an aggregate principal amount of $2,000,000. The Convertible Debentures bear an interest of 9% per year, paid quarterly, and mature 36 months from the date of issue. The Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per Common Share. Additionally, on closing, the Company issued to the purchasers of the Convertible Debentures (the “Purchasers”) an aggregate of 6,716,499 warrants (the “Warrants”), that represent 50% coverage of each purchaser’s Convertible Debenture investment. The Warrants are exercisable for a period of three years from issuance into Common Shares at an exercise price of $0.25 CAD per Common Share. The Company has the right to accelerate the warrants if the closing share price of the Common Shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The Convertible Debentures and Warrants issued pursuant to the private placement (and the underlying Common Shares) are subject to a statutory hold period of four months and one day from the closing date.

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Outdoor lease with purchase option – ross lane

On December 20, 2022, the Company entered into a new lease agreement for approximately 35 acres of outdoor property. The initial lease term is January 1, 2023 to December 31, 2023 and monthly payments during this period are $7,500. Any time prior to May 1, 2023, the Company can early terminate the lease with thirty-day written notice. The Company has an option to purchase the leased property, and the Company has paid $6,000 of option premium. The Company must deposit $25,000 by December 1, 2023 to exercise the option the purchase the property for $1,600,000, against which the option premium of $6,000, the initial deposit of $25,000, and seventy-five percent of paid rent will be credited towards the purchase price. The Company has a right to extend the lease and option terms through calendar year 2024. If the Company extends, a second option premium payment of $15,000 is due by December 1, 2023, monthly rent will be $9,0000 per month, and the property purchase price will be $1,700,000. If extended, both premium payments, the initial deposit of $25,000, and fifty percent of rents paid will apply against the purchase price.

Issuance of 200,000 common shares and grant of 6,400,000 stock options

On January 10, 2023, the Company announced the issuance of 200,000 common shares, reported as shares issuable as at October 31, 2022. The Company also granted options to purchase an aggregate of 6,400,000 common shares of the Company to certain directors, officers, and employees. The options are exercisable at a price of CAD$0.15 per share for a period of four years from the date of grant. This option grant included 4,250,000 options granted to officers and directors of the Company.

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the recreational and medical marketplaces in the State of Michigan.

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

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In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon and in the medical and recreational marketplaces in the State of Michigan. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

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All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”
Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above
Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

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All Issuers with US Marijuana-Related Activities	Response

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

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All Issuers with US Marijuana-Related Activities	Response

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.
CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

See below under “U.S. Regulatory Matters”
Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

US Marijuana Issuers with indirect involvement in cultivation or distribution	Response
Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A
Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing	N/A

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All Issuers with US Marijuana-Related Activities	Response
requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.
US Marijuana Issuers with material ancillary involvement	Response
Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

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Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the former United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

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Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

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Grown Rogue is in compliance with Oregon state law and its related licensing framework.

Michigan State Regulation

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Grown Rogue has a comprehensive compliance program, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Michigan that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Michigan law.

Grown Rogue is in compliance with Michigan state law and its related licensing framework.

Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

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In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

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●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during year ended October 31, 2022, that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the year ended October 31, 2022, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

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